                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                            SC&T International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.01 par value share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   783975 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








                        (Continued on following page(s))

                                   Page 1 of 5


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CUSIP No.  783975 10 5                                       Page 2 of  5  Pages
                                                                       ---
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Capital Ventures International
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Cayman Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   6,393,145
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   N/A
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   6,393,145
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   N/A
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,393,145
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              27.9%**
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


**See Item 5 below.


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CUSIP No.  783975 10 5                                       Page 3 of  5  Pages
                                                                       ---
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            SC&T INTERNATIONAL, INC.



         This statement relates to the common stock ("Common Stock") of SC&T International, Inc. (the "Company"). This statement constitutes Amendment No. 2 to the Schedule 13D of Capital Ventures International ("CVI") initially filed with the Commission on October 3, 1996 (the "Initial Filing"). In the Initial Filing, CVI voluntarily reported its ownership of 100 shares of the Company's Series A Preferred Stock and the potential for its ownership of certain shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. On December 13, 1996, the Initial Filing was amended ("Amendment No. 1") in order to report CVI's beneficial ownership of certain shares of Common Stock in connection with the conversion of all of its Series A Preferred Stock. Except as disclosed herein, there has been no change in the information previously reported in the Initial Filing and Amendment No. 1. Capital terms not defined herein shall have the meanings ascribed to them in the Initial Filing and Amendment No. 1.


Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended by deleting the first and second paragraphs and by adding the following in place thereof:

         "Based upon the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 ("December 1996 10-Q"), the number of shares of Common Stock outstanding is 22,935,263 and the total number of authorized shares of Common Stock is 25,000,000.

         As of the date hereof, CVI is the beneficial owner of 6,393,145 shares of Common Stock, or 27.9% of the shares of Common Stock outstanding, as reported in the Company's December 1996 10-Q. According to the December 1996 10-Q, the Company had 718 shares of Series A Preferred Stock outstanding as of December 31, 1996. The Company has advised CVI that the Company has no additional shares of Common Stock to issue upon conversion of such outstanding Series A Preferred Stock. If additional shares become authorized and/or available for issuance upon


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CUSIP No.  783975 10 5                                       Page 4 of  5  Pages
                                                                       ---
----------------------                                       -------------------


conversion of the outstanding Series A Preferred Stock, CVI's effective percentage ownership could be reduced substantially.

         CVI's beneficial ownership of the shares of Common Stock is direct. CVI has sole voting and dispositive power with respect to such shares."





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CUSIP No.  783975 10 5                                       Page 5 of  5  Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 7, 1997
-------------
Date                        CAPITAL VENTURES INTERNATIONAL

                            By: Bala International, Inc. (f/k/a Arbit Inc.), its authorized agent


                            By: \s\Arthur Dantchik
                            -----------------------------------
                                Arthur Dantchik, Director